Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND SUBSEQUENT ARRANGEMENTS

This announcement is made by Guangshen Railway Company Limited (“Guangshen Railway” or the “Company”; NYSE: GSH; SEHK: 00525; SSE: 601333) pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Guangshen Railway intends to apply for the voluntary delisting of its American depositary shares (“ADSs”) representing Class H ordinary shares from the New York Stock Exchange (the “NYSE”) and, when the conditions are met, the deregistration of such ADSs and underlying Class H ordinary shares and terminate the reporting obligations pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The decision to delist is primarily due to a number of considerations, including the limited trading volume of the ADSs relative to the worldwide trading volume, and the significant management costs of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs with the U.S. Securities and Exchange Commission (the “SEC”) and complying with the relevant obligations under the Exchange Act. The board of directors of Guangshen Railway approved the delisting of its ADSs from the NYSE and the deregistration of such ADSs and the underlying Class H ordinary shares pursuant to the Exchange Act upon certain conditions being met.

Guangshen Railway intends to file a Form 25 with the SEC on the earliest practicable date. The delisting is expected to become effective ten days thereafter, at which time the ADSs of Guangshen Railway will no longer be listed and traded on the NYSE. Once the delisting has become effective and the criteria for deregistration have been satisfied, Guangshen Railway intends to submit a Form 15F with the SEC to deregister the ADSs and the underlying Class H ordinary shares pursuant to the Exchange Act.

After delisting its ADSs from the NYSE, Guangshen Railway remains committed to serve its investors and intends to maintain its ADR program as a Level I program, which will enable American investors and current holders of the ADSs to continue to hold the ADSs and trade in the United States over-the-counter market. The trading of the Company’s Class H ordinary shares will be concentrated on The Stock Exchange of Hong Kong Limited. In consideration of trading activities of Guangshen Railway’s securities in various markets, it is contemplated that the offshore trading of Guangshen Railway’s securities will be concentrated on The Stock Exchange of Hong Kong Limited in the future.

Guangshen Railway reserves its rights in all respect to delay or withdraw the aforementioned actions prior to their effectiveness and will issue any further announcement if required under the Listing Rules or other applicable laws.

By Order of the Board
Guangshen Railway Company Limited
Hu Lingling
Director

Shenzhen, the PRC

August 31, 2020

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Guo Xiangdong

Non-executive Directors

Guo Jiming

Wang Bin

Zhang Zhe

Independent Non-executive Directors

Frederick Ma Si-Hang

Tang Xiaofan

Qiu Zilong